[redacted]

12013472

SEC Mail Processing Section FEB 29 2012 Washington, DC 121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 052177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Internet Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Frank H Ogawa Plaza Suite 210
(No. and Street)

Oakland (City) California (State) 94612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Beardsley 510.444.5240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mc

4/4

OATH OR AFFIRMATION

I, Michael Beardsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Internet Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Alameda
Subscribed and sworn to (or affirmed) before me on this 17th day of Feb, 2012 by Michael W. Beardsley proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Michael W. Beardsley
Signature

Founder & Chairman
Title

JEREMY DANG
COMM. #1851631
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires June 20, 2013

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Internet Securities:

We have audited the accompanying statement of financial condition of Internet Securities (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Securities as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 27, 2012

Internet Securities
Statement of Financial Condition
December 31, 2011

Assets

Cash	$	6,684
Deposit with clearing organization		5,017
Accounts receivable		3,356
Receivable from related party		58,321
Deposits		405
Total assets	$	73,783

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	4,380
Income taxes payable		640
Liabilities subordinated to claims of general creditors		17,746
Total liabilities		22,766

Commitments and contingencies

Stockholder's equity

Common stock, no par value, 10,000,000 shares authorized, 2,500,000 shares issued and outstanding		2,500
Additional paid-in capital		289,319
Accumulated deficit		(240,802)
Total stockholder's equity		51,017
Total liabilities and stockholder's equity	$	73,783

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Operations
For the Year Ended December 31, 2011

Revenues		
Private placement income	$	9,185
Advisory income		5,350
Commissions		33
Interest income		1
Other income		11,589
Total revenues		26,158
Expenses		
Commissions and clearing charges		11,760
Professional fees		13,321
Communications		1,404
Interest		57
Occupancy expense		5,550
Other operating expenses		27,586
Reimbursed expenses		(1,857)
Total expenses		57,821
Net income (loss) before income tax provision		(31,663)
Income tax provision		800
Net income (loss)	$	(32,463)

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2010	$ 2,500	$ 284,819	$ (208,339)	$ 78,980
Capital contributions	-	4,500	-	4,500
Net income (loss)	-	-	(32,463)	(32,463)
Balance at December 31, 2011	$ 2,500	$ 289,319	$ (240,802)	$ 51,017

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2011

	Amount
Balance at December 31, 2010	$ 17,746
Increase:	
Issuance of subordinated notes	-
Accrual of interest	-
Decrease:	
Payment of subordinated notes	-
Payment of interest	-
Balance at December 31, 2011	$ 17,746

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flow from operating activities:		
Net income (loss)		$ (32,463)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 107	
(Increase) decrease in assets:		
Deposit with clearing organization	(1)	
Accounts receivable	3,857	
Receivable from related party	30,684	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(2,272)	
Commissions payable	(3,551)	
Credit card payable	(840)	
Income taxes payable	(160)	
Total adjustments		27,824
Net cash provided by (used in) operating activities		(4,639)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Capital contribution	4,500	
Net cash provided by (used in) financing activities		4,500
Net increase (decrease) in cash		(139)
Cash at beginning of year		6,823
Cash at end of year		$ 6,684
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 57	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Internet Securities
Notes to Financial Statements
December 31, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Internet Securities (the "Company") was incorporated in the State of California on February 19, 1999. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment bank, online brokerage, and registered investment adviser. The Company provides investment banking services to companies which participate in high growth market segments within the communications technology, internet, biotechnology, energy & water, software, and real estate industries. The Company's online brokerage and investment advisor divisions serve individuals, companies, and non-profit organizations. The Company offers consulting services in the areas of mergers and acquisitions, private equity underwriting, and equity research.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from three (3) to five (5) years by the straight line method. At December 31, 2011, furniture and equipment are fully depreciated.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with White Pacific Securities, Inc ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2011 was $5,017.

Note 3: INCOME TAXES

The provision for income tax expense (bnefit) consists of the following:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	800	-	800
Total income tax expense (benefit)	$ 800	$ -	$ 800

The Company has available at December 31, 2011, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $17,888, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during the year ended December 31,
$ 20,316	2023
22,106	2024
28,675	2025
20,259	2026
8,086	2029
19,812	2031 and thereafter
$ 119,254	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: OCCUPANCY

On November 20, 2009, the Company entered into a new month-to-month lease agreement. Current year rent expense consists of:

Office rent	$ 5,550

Note 5: RECEIVABLE FROM RELATED PARTY

The receivable from related party includes $58,321 that is due from officer. This receivable is unsecured, non–interest bearing and due on demand.

Note 6: SUBORDINATED LIABILITIES

The borrowings under the subordination loan agreement at December 31, 2011, are listed as follows:

Liabilities subordinated to the claims of general creditors:	
No interest, due November 30, 2009	$ 17,746

The Company was still waiting for a new approval on the subordinated agreement that was due on November 30, 2009. Pursuant to the subordinated loan agreement approved by FINRA, the loan would be suspended and shall not mature if the net capital requirement would be less than 120% of the required net capital. There are also other requirements pursuant to SEC rule 15c3-1 (b) (8).

The subordinated borrowing is covered by agreements approved by FINRA and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. As of December 31, 2011, the subordinated loan was still outstanding even though it was not formally approved by FINRA beacuse of solevency issues with the original creditor.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

During 2009, the Company, its sole shareholder, and a former representative were named as respondents in an action brought by three former clients. The claimants alleged that the parties named were responsible for breach of fiduciary duty, negligent hiring and supervision, negligence and misrepresentation and constructive fraud. In February, 2011 a settlement agreement was reached whereby the Company's sole shareholder (acting as supervisor) and former representative (stock broker) were being held personally liable for a total of $36,000. The Company was not held responsible in the settlement.

The Company is involved in a dispute with the Employment Development Department ("EDD") over an alleged underpayment of payroll taxes, the outcome of which was being reviewed by the EDD. No further collection action will occur until this review is completed. Due to the uncertainty of any resolution as of the date of this report, these financial statements reflect no adjustment for any potential liability associated with this dispute.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending December 31, 2011, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2011, the Company had net capital of $6,681 which was $1,681 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($5,020) to net capital was 0.75 to 1, which is less than the 15 to 1 maximum allowed.

Internet Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2011

Computation of net capital		
Common stock	$ 2,500	
Additional paid-in capital	289,319	
Accumulated deficit	(240,802)	
Total stockholder's equity		$ 51,017
Add: Additions to capital		
Subordinated liabilities	17,746	
Total allowable subordinated liabilities		17,746
Total equity & allowable subordinated liability		68,763
Less: Non-allowable assets		
Accounts receivable	(3,356)	
Receivable from related party	(58,321)	
Deposits	(405)	
Total non-allowable assets		(62,082)
Net capital		6,681
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 335	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 1,681
Ratio of aggregate indebtedness to net capital	0.75 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2011.

See independent auditor's report

Internet Securities
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirements is not applicable to Internet Securities as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Internet Securities
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Internet Securities as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Internet Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Internet Securities:

In planning and performing our audit of the financial statements of Internet Securities (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES NEW YORK OAKLAND SEATTLE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 27, 2012